Exhibit 14.2

Code of Business Conduct & Ethics

A Message from Peter Lynch President, CEO & Chairman of the Board

Dear Associates,

As part of our commitment to getting better all the time, I am pleased to introduce our new Code of Business Conduct & Ethics. This guide will serve as a ready reference for you to consult whenever you have questions about our Company’s policies and how they affect you. It also offers valuable information about obtaining support when faced with specific situations in the workplace.

I encourage you to read this manual and become familiar with its content.

Should you have questions about any of the policies outlined, you may contact your manager; call our corporate office at 904-783-5000 and ask for the Compliance and Ethics Department; or call our confidential W-DIAL line at 1-877-91W-DIAL (1-877-919-3425); or http://91wdial.com.

Thank you for all of your hard work and dedication to our Company!

Our Commitment

At Winn-Dixie we’re committed to getting better all the time. Which means that, for our customers, we strive for better smiles, better aisles, better products, better variety, better value & better neighborhood involvement.

It also means that we try to make Winn-Dixie a better place to work. This Code of Business Conduct & Ethics (“Code”) explains how we go about doing that.

We get better all the time by:

*	Conducting our business in compliance with all applicable laws & regulations

*	Meeting high standards of business conduct & ethics

*	Dealing fairly with customers, Associates, investors, business partners & competitors

*	Maintaining a safe & healthy work environment

“Winn-Dixie’s vision is to be a leading neighborhood grocer in every market we serve.”

Winn-Dixie Corporate Values

Teamwork

We are a winning team working together to earn the trust and loyalty of our customers, business partners & neighborhoods every day.

Leadership

Each of us is a leader & we are empowered to positively influence the future of our Company.

Trust

We will trust in each other and ourselves & we will work together to earn the trust & loyalty of our customers, business partners & neighborhoods.

Communication

We communicate openly & honestly with each other, our customers, business partners & neighborhoods.

Community

We give back to the communities we serve in order to become a better neighbor and a better Company.

Integrity

We interact ethically & honestly with others at all times. We do what we say we will do & we deliver on our commitments.

Continuous Improvement

We will live our brand every day & continue getting better all the time.

Inclusion

We recognize the value of each individual & believe that we benefit & learn from each other’s differences.

Standard Operating Policies and Procedures

To help you do your job every day, Winn-Dixie’s policies tell you what you must do, and Winn-Dixie’s procedures tell you how to do it. Compliance with policies and procedures helps us reach and repeat desired performance levels, ensures that we meet our business objectives and is another way we keep getting better all the time.

Law Repository

The Law Repository is a collection of laws and regulations that affect Winn-Dixie’s business. It contains a description of each law or regulation as well as information about how it applies to Winn-Dixie. The Law Repository is maintained by the Compliance & Ethics and Legal departments.

If you have any questions about the laws and regulations that affect Winn-Dixie business, please contact the Legal department.

Compliance Committees

Winn-Dixie has conducted and continuously updates a compliance risk assessment, resulting in the identification of seven primary risk areas in our business. Most compliance and ethical issues fall into one of these areas. Because each area is so important, a Compliance Committee (“Committee”) oversees it.

The role of each Committee is to assess and manage risk and assist with the Company’s compliance efforts by keeping up-to-date with changing regulation and enforcement trends, by monitoring and reporting violations and by developing ways to help us conduct business in smart, legal and ethical ways.

The seven risk areas are:

1.	Advertising & Labeling

2.	Commerce & Business Practices

3.	Data Usage, Security & Privacy

4.	Financial Controls & Disclosures

5.	Environmental Management & Property Development

6.	Labor & Employment

7.	Safety

Our Ethics

A conflict of interest exists when a personal interest interferes or appears to interfere with business practices or the ability to make objective business decisions. Common sources of conflict of interest include:

*	Competing with Winn-Dixie

*	Personal relationships

*	Financial interests in certain businesses

*	Gifts and entertainment

All Associates must report any known or perceived conflicts of interest to their manager, as well as the Compliance & Ethics Department. In addition, certain designated Associates are required to annually certify that they have reported any actual, potential or perceived conflicts of interest. In many instances, a conflict can be avoided or remedied without serious consequences if it is reported at the earliest possible stage.

Competing with Winn-Dixie

Under most circumstances, Associates are prohibited from working for Winn-Dixie’s competitors. A competitor is any retail trade establishment that offers food, drug and related merchandise to the general public for personal or household consumption. Examples of competitors include but are not limited to, supermarkets, discount department stores, supercenters, convenience stores, dollar stores, drug stores, specialty food stores, warehouse/cut-price supermarkets, warehouse clubs, health/natural foods supermarkets and vitamin/nutrition specialty stores. Employment with a competitor must be reported to your manager and the Compliance & Ethics Department.

Associates are also prohibited from competing with Winn-Dixie when buying or selling real estate or personal property. These situations must be reported to your manager and the Compliance & Ethics Department.

Personal Relationships

Relationships with family members or significant others who work for the Company, competitors, vendors, customers, family members and friends may present conflicts of interest. Family means mother, father, sister, brother, spouse, child, grandparent, grandchild, mother-in-law, father-in-law, stepfather, stepmother, stepchild, or any other significant relationship. Significant other means an individual with whom you are having a sexual or significant relationship.

Responsibilities & where to go for help

Management is responsible for enforcing this Code. All Associates are responsible for complying with this Code and for reporting known violations.

This Code is a resource which provides guidance for business conduct and ethics. It is not a comprehensive rule book, but rather a tool to help you recognize and address issues of business conduct and ethics.

Additional guidance can be found in the Company’s Standard Operating Policies and Procedures. One of the most important reasons Winn-Dixie maintains policies and procedures is to promote compliance with laws, regulations, and Company standards.

A growing number of these policies and procedures can be found in the Winn-Dixie SOP Manual available on the Winn-Dixie intranet at http://info/. Additional policies and procedures are maintained in all business units.

If you do not have access to a computer or do not know where to find a policy or procedure, ask your manager for assistance. Every Associate is responsible for complying with all Company policies and procedures.

If you have questions or suspect improper behavior, ask your manager for advice. If for any reason you do not wish to discuss the situation with your manager, you may contact the Compliance and Ethics Department at 904-783-5000. You may also contact your Human Resources representative.

In addition, the Winn-Dixie Involved Associate Line (“W-DIAL”), a confidential reporting system which can be used anonymously, is accessible via the internet or by phone:

The Winn-Dixie Compliance & Ethics Program is designed to:

*	Prevent and detect criminal conduct or other violations of Company standards.

*	Respond to criminal conduct or other violations of Company standards in a way that prevents further similar occurrences and minimizes their negative impact.

*	Provide Associates with adequate tools to make ethical business decisions which have a positive impact on Company performance.

*	Protect Associates from retaliation.

It is prohibited for any Associate to take action against an individual who, acting in good faith, reports a violation of the Code or participates in an investigation. Good faith simply means that the Associate believes what he or she is saying is true.

The Compliance & Ethics Program is administered by the Compliance & Ethics department and is overseen by the Winn-Dixie Board of Directors.

This Code is the foundation of the Winn-Dixie Compliance & Ethics Program. In addition to this Code, we have a Senior Executive & Financial Officers’ Code of Ethics to provide additional guidance in the preparation of the Company’s financial statements. Other aspects of the Compliance & Ethics Program include standard operating policies and procedures, a law repository & compliance committees.

Winn-Dixie prohibits family members or significant others from working in positions in which one reports directly or indirectly to the other, or is otherwise in a position to influence salary, performance evaluations, career development or similar matters.

A conflict of interest may also exist if a family member or significant other works for a competitor, or is a consultant or advisor to a person or company doing business or seeking to do business with Winn-Dixie. A conflict of interest exists if you are in a position to influence decisions on whether or not to do business with the other company.

Financial Interests in Certain Businesses

The potential for a conflict of interest occurs any time you, a close family member or a significant other have a financial interest in a company doing business with, seeking to do business with, or competing with Winn-Dixie.

As an exception to this rule, you, your significant other or members of your family may own stock or debt in a company doing business with, or competing with, Winn-Dixie if the securities are actively traded on a recognized national stock exchange and the total amount of the securities you, your significant other or your family member owns does not exceed one percent of the issued and outstanding class of securities of the other company. You may also own stock in such businesses indirectly through ownership of publicly traded mutual funds or similar accounts.

Gifts and Entertainment

Gifts and entertainment are any things received by you for which you did not pay fair market value. Gifts and entertainment include meals, travel and accommodations for business or personal purposes, tickets for sporting or cultural events, payment of entry fees, such as greens fees for golf, cash, art objects, discounts not available to the general public and any other merchandise or service. Vendor samples, for example, are gifts if used for personal consumption or anything other than a valid business purpose, such as taste-testing a new product.

It is permissible to give and receive customary and occasional gifts and entertainment of moderate value connected with legitimate business activities. Moderate value is defined as $50 or less. Exceptions to the $50 limit must be approved in advance (when possible) by a Senior Vice President/Group Vice President and reported to the Compliance & Ethics Department through the gift log.

Gifts of cash or cash equivalents, such as American Express® or Visa® gift cards are never acceptable, regardless of the amount. It is also never acceptable to solicit gifts, entertainment or contributions of any kind from persons or companies doing business with, or seeking to do business with, Winn-Dixie.

Reciprocation in kind for customary business courtesies, such as business lunches, does not need advance approval. For example, there may be business partners with whom you regularly participate in meals and entertainment. In these situations, if you always reciprocate by purchasing meals or entertainment of like kind and similar value for the individual who is entertaining you, then it is considered equivalent of paying your own way each time and is not considered a gift. However, you must maintain receipts to substantiate the condition of reciprocation.

Associates may keep prizes that are won in games of skill or chance. For example, items won for hitting a hole in one at a golf outing or in a raffle open to a broad group may be kept. However, you still must report the gift through the gift log.

Under certain circumstances it may be awkward or impossible to refuse a gift or entertainment. At holidays and other times, many companies doing business or seeking to do business with us send unsolicited gifts. If possible, return the gift. If this is not practicable, for instance if the gift is flowers or some other perishable, share it in a manner that benefits the Company or your department generally. In either case, you must send a letter to the sender of the gift informing them of Winn-Dixie’s policy and requesting that they refrain from sending gifts in the future. Contact the Compliance & Ethics Department for a form letter.

Winn-Dixie is committed to supporting the communities in which it operates. Associates are encouraged to participate in various charitable and community service events. However, the Company’s guidance with regard to gifts and entertainment also applies to support for charitable causes. A donation to a charitable cause that you are associated with is considered a gift to you.

For example, if a business partner sponsors an Associate’s child’s sports team, that sponsorship is a gift to the Associate.

You need to be careful to avoid conflicts of interest regarding charitable causes. If you have questions regarding your participation in any activity or acceptance of any gift or entertainment, contact the Compliance & Ethics Department in advance for advice or approval. All Associates are required to report the acceptance of any gift or entertainment of $50 or more to their Senior Vice President/Group Vice President, who will maintain a gift log for such purpose.

Our Smiles

At Winn-Dixie, we seek to promote an environment that is professional and supportive of teamwork and trust. All of our Associates contribute to our success and our efforts to build a great company. We are committed to creating an environment where Associates are treated with dignity and respect and to providing equal opportunity for all individuals without regard to race, color, religion, sex, age, national origin, disability or any other status protected under Company policy or law. All Associates are responsible for complying with Human Resources and labor and employment related policies and procedures.

Our Aisles

At Winn-Dixie, we seek to maintain our retail stores, manufacturing plants, distribution centers, and corporate facilities in a manner that protects our customers, Associates and the environment from harm. Our environmental and property development and safety compliance efforts ensure that we properly dispose of hazardous materials, secure the proper licenses and permits for construction and remodels and observe occupational safety requirements.

To ensure personal safety, the use, sale, transfer or possession of alcohol, illegal drugs, illegally used prescriptions or controlled substances while on the job, on Company property or in Company vehicles is prohibited.

Drinking alcohol during non-business hours in connection with business-related entertaining is the only exception to this policy. Alcohol consumption must be moderate and your decorum must at all times meet appropriate standards, such that your conduct reflects favorably upon Winn-Dixie and its business interests.

Associates are prohibited from carrying a firearm or other weapon while engaged in Company business or on Company property. Company property includes all facilities and parking lots. All Associates must comply with Company policies and procedures related to the protection of our customers, Associates, physical facilities and the environment.

Our Products

Winn-Dixie provides it customers with fresh, high-quality food products. Our retail food safety policies and procedures are designed to ensure that all food products sold by Winn-Dixie are safe, wholesome and in compliance with all food safety advertising and labeling guidelines. Winn-Dixie’s manufacturing food safety policies and procedures are designed to ensure that all food products manufactured by the Company are safe and in compliance with FDA and USDA Good Manufacturing Practices. In addition, we monitor and control our pharmacy operations to ensure correct dispensing of medication along with appropriate directions for use. All Associates must comply with Company policies and procedures related to product safety and standards.

Our Neighbors

Winn-Dixie gives back to the communities we serve. Our Neighborhood Marketing Department oversees support for non-profit activities in the communities where our stores are located. Solicitation and/or distribution of materials by authorized charitable and non-charitable organizations that benefit the community is permitted within very specific guidelines.

Associates are encouraged, as individuals, to become involved in the political process, but Company funds, time, equipment and facilities cannot be used. Company political contributions are approved and processed through Compliance & Ethics. All Associates must comply with Company policies and procedures related to community contributions and solicitation.

Our Assets

Associates are required to protect Company assets from damage, loss, theft and misuse. Company assets must not be removed from Winn-Dixie property without authorization. Company assets must never be used in a way that might be disruptive or offensive to others, such as sending inappropriate jokes or graphics via e-mail, keeping these files on Company computers or viewing inappropriate material on the Internet.

Internal communication systems, such as telephones, facsimile machines, e-mail, computers, Internet access, and Blackberries, as well as office supplies, should be used for legitimate business purposes. However, occasional and incidental personal use may be permitted if it does not affect your job performance, disrupt others or result in any additional billing or direct cost to the Company. Corporate credit cards are for business charges only and should not, in any circumstance, be used for personal charges, even if you plan to reimburse the Company.

Corporate Opportunities

Corporate opportunity is a common issue associated with Company assets. Associates must promote the Company’s business interests whenever possible. Knowledge and work products developed at work are rightfully the Company’s property. It would be inappropriate, for instance, to learn during the course of your job of an available parcel of property and divert the opportunity to acquire that property for your benefit or the benefit of another party outside the Company. Similarly, inventions, such as software developed during the course of your job, are the Company’s property. It is prohibited to seek personal gain from any Corporate opportunity.

Proprietary Information and Record Retention

Winn-Dixie regularly produces valuable non-public ideas, strategies and other kinds of business information. This information is called “proprietary information,” which means that Winn-Dixie owns it like any other asset.

Winn-Dixie retains or disposes of Company records in accordance with all applicable laws and regulations. The Company’s record retention policies and procedures outline requirements for the retention or disposal of all Company records. Because proprietary information is the product of hard work by Winn-Dixie Associates, we must protect it from outsiders. All Associates must protect the confidentiality and security of proprietary information by complying with related policies and procedures.

Some examples of proprietary information include:

*	Sales, marketing and other corporate information

*	Personnel records

*	Contracts

*	Copyrights and trademarks

*	Financial reports

*	Proprietary information of vendors or other business partners

*	E-mail

*	All other forms of recorded Company information, whether electronic, digital, paper or other

Our Business Standards

Winn-Dixie conducts its business in compliance with the law and high standards of ethical business behavior. Our commerce and business practices must be compliant with antitrust laws, the U.S. Foreign Corrupt Practices Act, regulations that govern our money services business, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and other laws that govern business commerce. All Associates must comply with Company policies and procedures related to our standards for business conduct.

Our Financial Reporting

Our reputation for integrity and continued business success is dependent on our ability to maintain proper financial and disclosure controls and to comply fully with all federal securities laws, the Sarbanes-Oxley Act of 2002, NASDAQ Marketplace Rules and other laws and regulations related to corporate governance. All Associates must comply with Company policies and procedures related to our financial controls and disclosures.

Our efforts surrounding financial controls & disclosures are designed to:

*	Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest

*	Enhance our ability to accurately record, process, summarize and report financial data relating to our business

*	Ensure that Company management is aware of all material information relating to our business and that we communicate this information as required by law on a timely basis

*	Prohibit insider trading (the buying and selling of stock or trading of securities based on information that is not available to the public)

*	Ensure full and fair disclosure of Company information

*	Promote compliance with all applicable governmental rules and regulations

Waivers

Any waiver of this Code for executive officers or directors may be made only by the Board of Directors and must be disclosed to shareholders, along with reasons for the waiver.

Terms Of Employment

The employment relationship between Winn-Dixie and its Associates is employment-at-will. This Code is not a contract of employment and may be revised from time to time at Winn-Dixie’s discretion.

better decisions

Q: I called W-DIAL to report something improper and now I am worried that someone will find out I made the call. Is W-DIAL really anonymous?

A: Yes. W-DIAL provides callers with the option of remaining anonymous. W-DIAL is operated by a third-party independent company whose trained operators protect your confidentiality and anonymity during each step of the reporting process. You do not have to provide your name or any other identifying information. The only way that someone can find out that you made a call is if you choose to provide the W-DIAL operator with identifying information or you tell someone yourself.

better decisions

Q. I have been thinking about calling W-DIAL but am not sure if I should. My manager told me to do something that doesn’t seem right and might even be illegal. I am afraid that my manager will make my job more difficult if I tell someone. What should I do?

A. If something does not seem right to you and you think it could be a serious matter, you need to speak up. Line management is often the best place to raise concerns, but because it is your manager’s behavior that concerns you, W-DIAL is a good option. Winn-Dixie will look into your concern and will not tolerate retaliation against you.

better decisions

Q: My spouse and I own a convenience store and gas station. I usually don’t work in the store, but I stop by every now and then to help my spouse after I’m off work. Do I need to disclose this to my manager or Compliance & Ethics?

A: The best course of action would have been to consult your manager and Compliance & Ethics before you and your spouse became owners of a business that competes with Winn-Dixie. Even though you don’t work in the store, you still stand to benefit financially from its success, which creates a conflict of interest. This type of conflict is difficult to remedy after the fact, but consult your manager and Compliance & Ethics to discuss possible alternatives.

better decisions

Q: One of my vendor partners and I get together twice a month for lunch to discuss business. We’ve been business partners for a long time and we usually take turns paying for the meal. We always go to the same place, so the bill is usually about the same value each time. Is this allowed?

A: Reciprocation in kind is permitted. Just make sure you keep close tabs on who paid last and keep your receipts to substantiate the condition of reciprocation.

better decisions

Q: I’ve been putting in a lot of extra hours on a special project for a new vendor. They offered me tickets to the Super Bowl to thank me for all my hard work in getting their product up and running. I wouldn’t accept a gift, but this is a once-in-a-lifetime opportunity, and I feel I deserve to go. Is there any way to accept the tickets without violating policy?

A: You certainly deserve to be commended for your extra efforts. If you want to pursue the offer for Super Bowl tickets, you must obtain prior approval from your Senior Vice President/Group Vice President. If approved, your Senior Vice President/ Group Vice President must report it on his or her gift log.

better decisions

Q: I recently participated in a charity golf tournament and won a hole-in-one contest. The prize was a set of golf clubs. A co-worker of mine said that I couldn’t accept the prize because it would be a violation of the Company’s Gift and Entertainment Policy. Is this true?

A: Prizes won in games of skill or chance when representatives from numerous companies participated in the game may be kept, as long as any other eligibility requirements are met. You still must report this as a gift to your Senior Vice President/Group Vice President, who must report it on his or her gift log.

better decisions

Q: I am a Store Director, and my daughter wants to work part-time in my store. Since she reports to the Front-End Manager, not to me, I hired her because I know she’ll do a great job for Winn-Dixie. Is this a conflict of interest?

A: Unfortunately, this is a conflict of interest. As the Store Director, you directly control your daughter’s manager, which puts that person in an uncomfortable situation. Further, Associates in your store may feel your daughter’s accomplishments are due to your impropriety instead of recognizing what a great job she does. It’s just not fair to anyone. None of your family members, or those with whom you have a significant relationship, can work in your store. The good news is that we can easily transfer her to another store, where she can continue to do a great job for us.

better decisions

Q: Can I make a personal contribution to a political party or candidate?

A: Yes, within the limits of the law. Winn-Dixie’s policy restricts only political contributions made on behalf of the Company.

better decisions

Q: I am an IT Programmer for Winn-Dixie. Recently I made a coding breakthrough while working on a Company initiative. Since Winn-Dixie already has the end product, can I market the new program on my own? It wouldn’t have been discovered without me.

A: Would you have discovered it without Winn-Dixie? Any software developed during the course of your job is the property of the Company. Since you discovered the program while working on an assigned project, marketing the program on your own for personal benefit would be considered a corporate opportunity and a violation of the Code.

better decisions

Q: I found some old records that should have been destroyed a long time ago according to our record retention schedule. The records are part of a document request from the Legal Department. Is it Okay to destroy the old records before fulfilling the Legal Department’s request?

A: No. The records must be given to the Legal Department even though the records are beyond the retention period. It is never acceptable to destroy records that are subject to a production request.

better decisions

Q: In the stores, we frequently have visits from various inspectors and sometimes get requests for information over the phone. How should we respond to these visits and requests?

A: Federal, state and local regulatory/law enforcement agencies contact our stores and other corporate facilities to investigate compliance with various laws and regulations. When this happens, you should follow our Responding to Regulatory/Law Enforcement Agencies Policy and Procedure available in the SOP manual at http://info/. If you do not have access to a computer, ask your manager for assistance.

better decisions

Q: I am working on a project that gives me access to information that is not known to the public but that is very positive for Winn-Dixie. I am sure that my co-workers would really like to hear about what is going on. I know that I cannot share this information with the public, but may I share it with my co-workers? After all, they work for Winn-Dixie, too.

A: No. You may not share Company information with other Associates unless they have a business need to know that information. In other words, Associates should only have access to Company information that they need to do their jobs. Sharing Company information with an Associate who does not need to know that information to do his or her job is a violation of this Code.